February 9, 2021

VIA EDGAR

Re:	Apria, Inc.

Registration Statement on Form S-1

File No. 333-252146

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams, Esq.

Laura Crotty, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apria, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on February 10, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

APRIA, INC.

By:	/s/ Debra L. Morris
Name: Debra L. Morris Title: Chief Financial Officer

[Signature Page to Acceleration Request Letter]